BWT
BEST WATER TECHNOLOGY

www.bwt-group.com

BWT - Aktiengesellschaft
A-5310 Mondsee / Austria
Walter - Simmer - Strasse 4
Telefon +43/6232/5011- 0
Telefax +43/6232/4058
E-Mail: office@bwt.at

RECEIVED
2004 AUG 19 P 3:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20548
United States of America

SUPPL

82-5221

Rule 12g3-2(b) File No. ~~82-5222~~

Mondsee, 13th August 2004

04036373

BWT AG
Rule 12g3-2(b) File No. ~~82-5222~~

The enclosed Press Release and the Shareholder-Information (Results for the First Half Year of 2004 of the BWT AG) are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

PROCESSED
AUG 20 2004
THOMSON
FINANCIAL

8/20

Enclosure:
2 copies of the Press Release - BWT Results First Half Year 2004
2 copies of the Shareholder-Information

PRESS RELEASE

BWT
BEST WATER TECHNOLOGY

Mondsee, 13 August 2004

BWT Results First Half Year 2004 – Dynamic Growth in all Business Segments

- **Sales +25%**
- **Consolidated earnings +90%**
- **Order intake +37%**

In the first 6 months of the 2004 financial year, BWT – Best Water Technology Group – generated a significant year-on-year improvement in sales and earnings. Each business segment contributed to this pleasing development. The Management Board is therefore expecting a clear improvement in sales and earnings for the 2004 financial year as a whole.

Group sales +25.5%
In the first 6 months of 2004, consolidated BWT Group sales rose by 25.5% from € 193.4 m to € 242.7 m. The Aqua Ecolife Technologies segment grew by 24.2% to € 158.1 m, Aqua Systems Technologies business by 26.2% to € 83.2 m. The Fuel Cell Membrane Technologies segment generated sales of € 1.4 m. In the second quarter, there was total turnover of € 129.4 m, corresponding to an increase of 35.6% against the previous year (€ 95.4 m).

Sales in € m	**1st Half Year 2004**	**1st Half Year 2003**	**+ / - %**
Aqua Ecolife Technologies (AET)	158.1	127.3	+24.2%
Aqua Systems Technologies (AST)	83.2	65.9	+26.2%
Fuel Cell Membrane Technologies (FCMT)	1.4	0.2	--
Total sales	**242.7**	**193.4**	**+25.5%**

Order intake +37.1%
The order book level of the BWT Group as at 30 June 2004 was € 137.4 m, up 9% on the previous year. Order intake rose strongly in the first half of 2004, increasing by 37.1% against the previous year to € 275.4 m.

Group earnings +90.6%, EBIT +81.0%
The sales growth in all business segments resulted in an 81% increase in Group **EBIT** to € 16.3 m. In the second quarter, EBIT was at € 9.6 m, or 7.4% of sales; the comparative figures for the previous year were € 4.1 m and 4.3% respectively. **Earnings before tax** went up by 95.4% from € 7.8 m in the first half of 2003 to € 15.2 m. **Consolidated earnings** after minorities increased by 90.6% to € 8.7 m, **earnings per share** were € 0.49 (previous year: € 0.26).

Gearing further improved
Due to the increase in consolidated earnings, cash flow from result rose by 38% from € 11.3 m to € 15.6 m in the first six months. Despite intensified investment activities and the dividend payment of € 4.3 m, net debt was reduced to € 78.8 m. Gearing was at 60.9%, reaching a low point since the end of 2000. Investment activities in the BWT Group were increased to € 3.5 m, up 25% year-on-year.

As at 30 June 2004, the total number of employees in the BWT Group was 2,696. The increase over the previous year is attributable to the acquisition of HOH.

Outlook
The results of the first 6 months of 2004 confirm the expectations of the Management Board for the current financial year. Based on the significant order intake to date in the AST segment, the stronger focus on the service business, the dynamic internationalisation of the pharmaceuticals division, as well as the sustained positive development in the AET segment, the Management Board is expecting a very successful business year. The BWT Group is anticipating a double-digit percentage sales increase for 2004 as a whole, resulting in a significant rise in consolidated earnings. Based on the pleasing earnings prospects and in line with the current dividend policy, the Management Board is planning a dividend increase for the current financial year.

BWT's Letter to Shareholders II/2004 can be downloaded from www.bwt-group.com.

Information & inquiries:
BWT AG, A-5310 Mondsee, Walter-Simmer-Straße 4
Sabine Ohler, Head of Investor Relations & Group Communications
Tel. +43 6232 5011-1113, Fax +43 6232 5011-1191, E-mail: investor.relations@bwt.at

Corporate profile:
*BWT Best Water Technology today is the leading European water technology group, comprising 65 companies over 2,700 employees. BWT devotes its efforts to the entire water cycle, "from source back to earth". With its business segments **Aqua Ecolife Technologies** and **Aqua Systems Technologies,** the Group offers customised, sustainable products and solutions in the areas of drinking water, swimming pool water, process water, ultra-pure water, and waste water for individual homes, hotels, industry, and municipalities. With its third business segment **Fuel Cell Membrane Technologies,** BWT is well positioned as a premier supplier of innovative membranes for fuel cells.*

More information on BWT Best Water Technologies: www.bwt-group.com

RECEIVED
2004 AUG 19 P 3:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Technologies for a Better Life





SHAREHOLDER-INFORMATION on the first half of 04

BWT back on dynamic growth course
Sales rise by 25.5%, consolidated earnings by 90.6%

In the first 6 months of the 2004 financial year, BWT – Best Water Technology Group – generated a significant year-on-year improvement in sales and earnings. Each business segment contributed to this pleasing development. The Management Board is therefore expecting a clear improvement in sales and earnings for the 2004 financial year as a whole.

Sales: € 242.7 million, +25.5% y.o.y.

In the first 6 months of 2004, consolidated BWT Group sales rose by 25.5% from € 193.4 million to € 242.7 million. The Aqua Ecolife Technologies segment grew by 24.2% to € 158.1 million, Aqua Systems Technologies business by 26.2% to € 83.2 million. The Fuel Cell Membrane Technologies segment generated sales of € 1.4 million. In the second quarter, there was total turnover of € 129.4 million, corresponding to an increase of 35.6% against the previous year (€ 95.4 million).



Aqua Ecolife Technologies (AET) 158.1 (65%)
Fuel Cell Membrane Technologies (FCMT) 1.4 (0,7%)
Aqua Systems Technologies (AST) 83.2 (34,3%)

Sales in € million	1st half year 2004	1st half year 2003	+/- %
Aqua Ecolife Technologies (AET)	158.1	127.3	+24.2%
Aqua Systems Technologies (AST)	83.2	66.0	+26.2%
Fuel Cell Membrane Technologies (FCMT)	1.4	0.2	X
Total	**242.7**	**193.4**	**+25.5%**

The sales increase in the Aqua Ecolife Technologies (AET) segment was partly due to the consolidation of HOH, which was acquired in July of the previous year, with a turnover of € 17.1 million. Even without HOH, organic growth in the AET segment was a pleasing 10.8%. BWT Deutschland, BWT France as well as Belgium and Eastern Europe contributed strongly to this increase.

The positive trend in the Aqua Systems Technologies (AST) segment with industrial and municipal drinking water, process water and waste water treatment plants, already tangible in the first quarter of 2004, continued in the second quarter with a 43.8% rise in operating result. The sales increase of more than 26% in the first half of the year stemmed largely from Christ, where solid order intakes were generated in the pharmaceuticals business and the semiconductor industry in particular, which had shown a weak performance in the last two years.

Fumatech – which develops, manufactures and distributes membranes and membrane technology plants within the Fuel Cell Membrane Technologies (FCMT) business segment – achieved a turnover of € 1.4 million (previous year: € 0.2 million) the first six months of 2004.

Order book level: €137.4 million, +9.0% y.o.y.

Order intake: € 275.4 million, +37.1% y.o.y.

The order book level of the BWT Group as at 30 June 2004 was € 137.4 million, up 9% on the previous year. Order intake rose strongly in the first half of 2004, increasing by 37.1% against the previous year to € 275.4 million, with recorded growth of 26.4% (from € 136.3 to € 172.3 million) in the AET segment and 57% (from € 64.3 million to € 100.9 million) in the AST segment. This positive development was driven by order intakes in the semiconductor industry and the pharmaceuticals industry. In contrast, the results in the power sector and industrial recycling solutions lagged behind those of the previous year.

EBIT € 16.3 million, +81.0% y.o.y.

The balanced operating earnings in the AST segment – EBIT includes scheduled goodwill amortisation of around € 1.1 million – and a sales increase in the AET segment resulted in an 81% increase in Group EBIT to € 16.3 million. The EBIT margin for the Group amounted to 6.7% in total. In the second quarter, EBIT of € 9.6 million was generated, or 7.4% of sales; the comparative figures for the previous year were € 4.1 million and 4.3% respectively.

EBIT development by business segment:

EBIT in Mio. €	1st half year 2004	1st half year 2003	+/- %
Aqua Ecolife Technologies (AET)	17.633	15.126	+16.6%
Aqua Systems Technologies (AST)	-0.914	-5.550	+83.5%
Fuel Cell Membrane Technologies (FCMT)	-0.453	-0.614	+26.2%
Aqua Finance (AFI)	0.023	0.037	-37.8%
Total	**16.289**	**8.999**	**+81.0%**

The cost of materials including changes in inventories rose as a result of the higher share of industrial business from 42.2% to 46.8% of sales, personnel costs decreased from 32% to 29.4% and the net of other operating expenses and income declined from 17.8% to 14.2% of sales. In the first 6 months of the 2004 business year, Group EBIT was 6.7% of sales from 4.7% in the same period of the previous year.

Consolidated earnings € 8.7 million, +90.6% y.o.y.

The financial result improved by 10.4% to € -1.1 million, earnings before tax were up by 95.4% on the first half of 2003 (€ 7.8 million) at € 15.2 million. The consolidated tax ratio rose slightly, which meant that earnings after tax, at € 8.9 million, were up 87.4% on the previous year's figure of € 4.7 million. Consolidated earnings after minorities increased by 90.6% to € 8.7 million, earnings per share were € 0.49 (previous year: € 0.26).

Cash flow from the result € 15.6 million (previous year: € 11.3 million)

Cash flow from operating activities € 9.1 million (previous year: € 19.0)

Group equity € 129.5 million, 34.1% of the balance sheet total

Gearing improved to 60.9%

Due to the increase in consolidated earnings, cash flow from result rose by 38% from € 11.3 million to € 15.6 million in the first six months. The significant rise in operating result led to a higher working capital, resulting in a decline in cash flow from € 19.0 million in the previous year to € 9.1 million. Despite intensified investment activities and the dividend payment of € 4.3 million, net debt was reduced to € 78.8 million. Gearing amounted to 60.9%, reaching a low point since the end of 2000. As at 30 June 2004, Group equity improved nominally to € 129.5 million in spite of the dividend distribution, amounting 34.1% of the balance sheet total (30 June 2004: 35.3%)

Investments in fixed assets € 3.5 million (previous year: € 2.8 million)

Investment activities in the BWT Group were increased to € 3.5 million, up 25% year-on-year. Key investment projects for the current year relate to the establishment of a state-of-the-art customer service center at BWT Germany, the further modernisation of IT equipment (particularly HOH) and the acquisition of test facilities for fuel cell membranes.

2,696 employees as at 30 June 2004

As at 30 June 2004, the total number of employees in the BWT Group was 2,696. A year ago, 2,446 people were employed and on 31 December 2003, the number of employees was 2,688. 1,939 people (previous year: 1,690) were employed in the AET segment, 743 (previous year: 741) in the AST segment and 14 (previous year: 15) in the FCMT segment. The increase over the previous year is attributable to the acquisition of HOH.

Outlook

The results of the first 6 months of 2004 confirm the expectations of the Management Board for the current financial year.

In the Aqua Ecolife Technologies segment the positive sales development, primarily driven by promising new developments such as technologies for the prevention of Legionella bacteria as well as new treatment methods for mineral water, represent a solid basis for a sustainable increase in EBIT.

As a result of significant order intakes to date in the Aqua Systems Technologies segment, the stronger focus on the service business, as well as the dynamic internationalisation of the pharmaceuticals division, the Management Board is expecting a successful turnaround in 2004.

The BWT Group is anticipating a double-digit percentage sales increase for 2004 as a whole, resulting in a significant rise in consolidated earnings.

Based on the pleasing earnings prospects and in line with the current dividend policy, the Management Board is planning a dividend increase for the current financial year.

Mondsee, August 2004

The Management Board

Andreas Weißenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Karl Michael Millauer
Chief Operating Officer

Consolidated profit and loss account for the 1st half year

in € 1000's	1st half year 2004 Amount	%	1st half year 2003 Amount	%	+/- %
SALES	242,697.9	100.0	193,456.7	100.0	25.5
Other opterating income	2,010.5	0.8	1,884.0	1.0	6.7
Changes in inventory of finished and unfinished products	1,845.7	0.8	478.6	0.2	285.6
Other capitalised labour, overheads and material	312.5	0.1	312.7	0.2	-0.1
Cost of materials	-115,434.7	-47.6	-82,064.1	-42.4	40.7
Personnel costs	-71,320.3	-29.4	-61,811.0	-32.0	15.4
Depreciation of fixed assets	-5,426.5	-2.2	-5,069.5	-2.6	7.0
Depreciation of goodwill	-1,567.5	-0.6	-1,512.0	-0.8	3.7
Other operating expenses	-36,828.9	-15.2	-36,676.3	-19.0	0.4
RESULT FROM OPERATING ACTIVITIES	16,288.7	6.7	8,999.1	4.7	81.0
Result from interest	-1,345.1	-0.6	-1,297.4	-0.7	3.7
Income from group companies	249.8	0.1	74.9	0.0	233.5
EARNINGS BEFORE TAX	15,193.4	6.3	7,776.6	4.0	95.4
Taxes on income	-6,309.4	-2.6	-3,036.4	-1.6	107.8
EARNINGS AFTER TAX	8,884.0	3.7	4,740.2	2.5	87.4
Income from minority shareholders	-144.2	-0.1	-153.6	-0.1	X
RESULT FROM ORDINARY BUSINESS ACTIVITIES	8,739.8	3.6	4,586.6	2.4	90.6
CONSOLIDATED EARNINGS	8,739.8	3.6	4,586.6	2.4	90.6
Earnings per share (in €)	0.49		0.26		90.6
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	1st half year 2004 Sales	EBIT	%	1st half year 2003 Sales	EBIT	%
Aqua Ecolife Technologies	158,123	17,633	11.2	127,261	15,126	11.9
Aqua Systems Technologies	83,151	-914	-1.1	66,015	-5,550	-8.4
Fuel Cell Membrane Technologies	1,424	-453	x	181	-614	x
Aqua Finance	0	23	x	0	37	x
BWT Group	**242,698**	**16,289**	**6.7**	**193,457**	**8,999**	**4.7**

Consolidated profit and loss account for the 2nd quarter

in € 1000's	2nd quarter 2004 Amount	%	2nd quarter 2003 Amount	%	+/- %
SALES	129,418.0	100.0	95,527.9	100.0	35.5
Other operating income	1,096.7	0.8	741.1	0.8	48.0
Changes in inventory of finished and unfinished products	433.3	0.3	1,733.3	1.8	-75.0
Other capitalised labour, overheads and material	144.0	0.1	254.9	0.3	-43.5
Cost of materials	-62,821.6	-48.5	-40,793.0	-42.7	54.0
Personnel costs	-36,356.8	-28.1	-31,170.4	-32.6	16.6
Depreciation of fixed assets	-2,716.5	-2.1	-2,410.8	-2.5	12.7
Depreciation of goodwill	-789.1	-0.6	-756.0	-0.8	4.4
Other opterating expenses	-18,838.1	-14.6	-18,997.7	-19.9	-0.8
RESULT FROM OPERATING ACTIVITIES	9,569.9	7.4	4,129.3	4.3	131.8
Result from interest	-698.3	-0.5	-535.7	-0.6	30.4
Income from group companies	213.9	0.2	19.9	0.0	974.9
EARNINGS BEFORE TAX	9,085.5	7.0	3,613.5	3.8	151.4
Taxes on income	-4,040.4	-3.1	-1,859.1	-1.9	117.3
EARNINGS AFTER TAX	5,045.1	3.9	1,754.4	1.8	187.6
Income from minority shareholders	-98.1	-0.1	-55.6	-0.1	X
RESULT FROM ORDINARY BUSINESS ACTIVITIES	4,947.0	3.8	1,698.8	1.8	191.2
CONSOLIDATED EARNINGS	4,947.0	3.8	1,698.8	1.8	191.2
Earnings per share (in €)	0.28		0.10		191.2
Average number of outstanding shares	17,833,500		17,833,500		

Segment results

in € 1000's	2nd quarter 2004 Sales	EBIT	%	2nd quarter 2003 Sales	EBIT	%
Aqua Ecolife Technologies	83,438	10,285	12.3	63,825	7,890	12.4
Aqua Systems Technologies	45,318	-454	-1.0	31,611	-3,583	-11.3
Fuel Cell Membrane Technologies	662	-261	x	92	-210	x
Aqua Finance	0	0	x	0	32	x
BWT Group	**129,418**	**9,570**	**7.4**	**95,528**	**4,129**	**4.3**

Consolidated balance sheet

in € 1000's	As at 30. 6. 2004	As at 31. 12. 2003
ASSETS		
Goodwill from consolidation	43,237.1	44,645.2
Other intangible assets	9,388.4	10,294.3
Tangible assets	68,739.2	69,000.8
Financial assets	7,875.3	6,660.9
Fixed assets	129,240.0	130,601.2
Inventories	56,524.5	52,000.2
Receivables	164,222.3	140,357.8
Liquid funds	15,861.2	16,327.7
Currents assets	236,608.0	208,685.7
Deferred taxes + prepaid expenses	13,449.4	12,781.1
TOTAL ASSETS	**379,297.4**	**352,068.0**

in € 1000's	As at 30. 6. 2004	As at 31. 12. 2003
LIABILITIES		
Share capital	17,883.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	94,894.8	90,431.2
Difference from currency translation	-334.4	-1,056.6
Equity	129,489.7	124,303.9
Minority interests	1,000.6	860.4
Provisions for severance payments and pensions	23,467.9	23,515.1
Deferred taxes	10,504.4	8,680.2
Other accruals	35,229.9	35,101.7
Accruals	69,202.2	67,297.0
Long-term interest-bearing financial liabilities	42,047.5	44,635.8
Short-term interest-bearing financial liabilities	52,672.1	49,970.7
Trade liabilities	44,211.6	34,413.8
Other liabilities	39,303.5	27,628.7
Liabilities	178,234.7	156,649.0
Deferred income	1,370.2	2,957.7
TOTAL LIABILITIES	**379,297.4**	**352,068.0**

Group cash flow

in € 1000's	1st Half 2004	1st Half 2003
Liquid funds as of 1 January	16,327.7	19,506.5
Cash flow from result	15,612.3	11,250.2
± Changes in working capital	-6,492.3	7,701.7
Cash flow from operating activities	9,120.0	18,951.9
Cash flow from investment activities	-5,558.5	-2,770.7
Cash flow from financing activities	-4,750.2	-18,133.1
Other (currency changes etc.)	722.2	-702.9
Liquid funds as of 30 June	15,861.2	16,851.7

Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Earnings reserve	Difference from currency translation	Total
As of 31 December 2002	**17,833.5**	**17,095.8**	**87,040.1**	**1,427.2**	**123,396.6**
Concolidated income	0.0	0.0	4,586.6	0.0	4,586.6
Dividend payment	0.0	0.0	-4,280.0	0.0	-4,280.0
Currency translation	0.0	0.0	0.0	-2,871.9	-2,871.9
Claims - minorities	0.0	0.0	36.3	0.0	36.3
As of 30 June 2003	**17,833.5**	**17,095.8**	**87,383.0**	**-1,444.7**	**120,867.6**

in € 1000's	Share capital	Capital reserve	Earnings reserve	Difference from currency translation	Total
As of 31 December 2003	**17,833.5**	**17,095.8**	**90,431.2**	**-1,056.6**	**124,303.9**
Consolidated income	0.0	0.0	8,739.8	0.0	8,739.8
Dividend payment	0.0	0.0	-4,280.0	0.0	-4,280.0
Currency translation	0.0	0.0	0.0	722.2	722.2
Claims - minorities	0.0	0.0	3.8	0.0	3.8
As of 30 June 2004	**17,833.5**	**17,095.8**	**94,894.8**	**-334.4**	**129,489.7**

Financial Calendar 2004:
Letter to Shareholders III/2004 19 November 2004

Information and inquiries:
Investor Relations & Group Communications
Sabine Ohler
Phone +43/6232/5011-1113, Fax +43/6232/5011-1191
E-Mail: investor.relations@bwt.at

www.bwt-group.com